# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARTS WAY MANUFACTURING CO INC, CIK 0000007623
CUSIP: 043168103
Title of class of securities: Common Stock .01 Par
Address of issuer's principal executive offices: 5556 HIGHWAY 9, ARMSTRONG, Iowa (IA), 50514
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002102021

## Reporting persons
- Walther Larry M: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 480,000; sole dispositive power 480,000; aggregate amount beneficially owned 480,000 (9.2% of the class)

## Item 1. Issuer
Name of issuer: ARTS WAY MANUFACTURING CO INC
Address of issuer's principal executive offices: 5556 HIGHWAY 9, ARMSTRONG, IOWA, 50514

## Item 2. Person Filing
Name of person filing: Larry Walther
Address of principal business office or, if none, residence:
222 Lincoln Drive
Streetman, TX 75859
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 480,000
Percent of class: 9.2283%
Sole power to vote or to direct the vote: 480,000
Sole power to dispose or to direct the disposition: 480,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Walther Larry M: Larry Walther, Larry Walther (07/06/2026)
Comment: This filing corrects the decimal location in the percentage calculation reported in the prior filing of even date.

Filer holds 480,000 shares out of 5,201,386 outstanding, as of June 30, 2026, representing ownership of .092283 (9.2%).